
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 28, 2011

Mr. Derek Jackson
President and Chief Executive Officer
Bluewave Group, Inc.
2881 E. Oakland Park Blvd., Suite 407
Ft. Lauderdale, FL 33306

> **Re:** **Bluewave Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 8, 2010**
> **File No. 000-53804**

Dear Jackson:

We issued comments to you on the above captioned filing on December 15, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 14, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 14, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jenifer Gallagher at 202 551-3706 if you have questions regarding the comments. Please contact me at 202 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief